

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



March 18, 2002

David E. Reichmann
Assistant General Counsel, Corporate Affairs
Host Marriott Corporation
10400 Fernwood Road, Dept. 923
Bethesda, MD 20817-1109

Re: Host Marriott Corporation
Incoming letter dated January 11, 2002

Dear Mr. Reichmann:

This is in response to your letter dated January 11, 2002 concerning the shareholder proposal submitted to Host Marriott by the Hotel Employees & Restaurant Employees International Union. We also have received a letter from the proponent dated January 25, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Chris Bohner
Senior Research Analyst
Hotel Employees & Restaurant Employees International Union
1219 28th Street N.W.
Washington, DC 20007



HOST MARRIOTT
CORPORATION

January 11, 2002

VIA HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Host Marriott Corporation—Shareholder Proposal of Hotel Employees & Restaurant Employees International Union

Ladies and Gentlemen:

I am the Assistant General Counsel and Assistant Corporate Secretary of Host Marriott Corporation ("Host Marriott"). I am filing this letter on behalf of Host Marriott with the Securities and Exchange Commission (the "Commission") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended.

On November 19, 2001, Host Marriott received a shareholder proposal (the "Proposal") and supporting statement (the "Statement") from the Hotel Employees & Restaurant Employees International Union (the "Proponent") on its own behalf and on behalf of Hotel Employees Restaurant Employees Local 2. For the purposes of this letter, we refer only to the Proponent. Copies of the Proponent's cover letter, Proposal and Statement are attached hereto as Exhibit A.

This letter is to inform you of our intent to omit the Proposal and the Statement from Host Marriott's proxy statement and form of proxy for its 2002 annual meeting of shareholders ("2002 Proxy Materials"). We hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal and Statement may be excluded from the 2002 Proxy Materials.

Pursuant to Rule 14a-8(j), we are submitting six paper copies of this letter with its attachments. A copy of this letter with attachments is being furnished simultaneously to the Proponent. Host Marriott expects to mail its definitive 2002 Proxy Materials on April 5, 2001. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before Host Marriott files its definitive 2002 Proxy Materials with the Commission.

DAVID E. REICHMANN
ASSISTANT GENERAL COUNSEL, CORPORATE AFFAIRS
10400 FERNWOOD ROAD, DEPT. 923 BETHESDA, MD 20817-1109 301-380-7408 FAX 301-380-6332

The Proposal urges Host Marriott's board of directors to reincorporate Host Marriott from Maryland to Delaware. Host Marriott was incorporated in Maryland in 1998.

As discussed more fully below, Host Marriott believes that the Proposal may properly be omitted from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Statement contains statements that violate the proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy solicitation materials. Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement "which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . ."

Discussion

Each of the following statements, quoted from the Statement, is the type of false and misleading statement that is prohibited under Rule 14a-9:

First paragraph: *"Over the last several years, legislative changes to Maryland corporate law, including the 1999 Unsolicited Takeovers Act (the "Act") and the 2000 amendments to Maryland General Corporation Law and the Maryland REIT Law, have increased anti-takeover devices available to real estate investment trusts (REITs) incorporated in Maryland, and eroded some important shareholder rights."* (emphasis added)

The underscored language is materially false and misleading because it presents as fact the Proponent's opinion that the effect of the 1999 Unsolicited Takeovers Act (the "Act") passed by the Maryland legislature is the erosion of "important shareholder rights." A contrary opinion is expressed by one prominent commenter, James J. Hanks, Jr., who, in his treatise on Maryland General Corporation Law (the "MGCL"), states that the Act further protects "Maryland corporations and REITs and the shareholders against the potential abuses of unsolicited takeovers." See James J. Hanks, Jr., Maryland Corporation Law (2000 Supp.) at 418.2.

Third paragraph: *"As a result of the recent legislation, there are several key ways Maryland corporate law differs from Delaware law regarding anti-takeover issues and shareholder rights (a more detailed analysis is available at www.reform-reits.org):"* (emphasis added)

The underscored language is false and misleading because it states that a more detailed analysis of the differences between the MGCL and the Delaware General Corporation Law is available on a Web site located at www.reform-reits.org. By referring to the existence of this Web site, this language suggests that a wide, public and detailed body of discussion and analysis exists on the difference between Maryland and Delaware corporation law and available to the reader for his or her education. This Web site, however, contains no material whatsoever. It is blank. A paper copy of the Web site is attached hereto as Exhibit B. To state that a "more detailed analysis" exists at a Web site where there is none has no basis in fact and is therefore materially false and misleading.

Sixth paragraph: *"Unless a company expressly opts out, under the Act the board of directors of a REIT may – without shareholder approval and even if contrary to a company's bylaws or charter – classify the board of directors, require a two-thirds vote for the removal of directors, and give the board the sole power to fill board vacancies occurring for any reason. Under Delaware, adopting such provisions deviating from the charter would require shareholder approval."* (emphasis added and omitted)

The underscored language is materially false and misleading because it misstates the law. This paragraph refers to Subtitle 8 of Title 3 of the MGCL, which contains the permissive provisions mentioned in this paragraph and available to qualified Maryland corporations and Title 8 REITs. Pursuant to Section 3-802(a)(2) of the MGCL, however, a qualified corporation or Title 8 REIT must affirmatively elect – by resolution of the board or through its charter or bylaws – to be subject to these provisions. In other words, it is not the law that "[u]nless a company expressly opts out," these provisions apply. In fact, it is the opposite: a company must expressly "opt in," not opt out. These provisions are elective only. Indeed, under Section 3-802(c) of the MGCL, a board of directors may adopt a board resolution prohibiting the corporation from electing to be subject to any or all of these provisions.

By wrongly characterizing the MGCL as empowering a board of directors to act contrary to the charter and bylaws unless the company "expressly opts out," the underscored language presents an unbalanced description of the MGCL that is intended to mislead the reader into agreeing with Proponent's conclusion that the corporation law of Delaware offers a "more appropriate balance" than the corporation law of Maryland among the interests of shareholders, management and directors.

For these reasons, the Proposal may be omitted pursuant to Rule 14a-8(i)(3) because the Statement is materially false and misleading. Alternatively, the above statements may be omitted from the Statement because they are materially false and misleading under Rule 14a-8(i)(3).

Conclusion

For the reasons set forth above, we hereby respectfully request confirmation that the Staff will not recommend any enforcement action against Host Marriott if Host Marriott omits the Proposal and the Statement from its 2002 Proxy Materials.

Please do not hesitate to call me at (301) 380-7408 if you require additional information or wish to discuss this letter.

Sincerely,



David E. Reichmann
Assistant General Counsel and
Assistant Corporate Secretary

Attachments

cc: Mr. Chris Bohner, Hotel Employees & Restaurant Employees International Union (w/ attachments)

EXHIBIT A

Proponent's Cover Letter, Proposal and Statement



Hotel Employees & Restaurant Employees International Union AFL-CIO, CLC

1219 28TH STREET N.W. WASHINGTON, D.C. 20007 202-393-HERE 202-393-4373 FAX 202-333-0468

JOHN W. WILHELM
PRESIDENT

SHERRI CHIESA
SECRETARY-TREASURER

RON RICHARDSON
EXECUTIVE VICE PRESIDENT

November 16, 2001

Corporate Secretary
Host Marriott Corporation
10400 Fernwood Road
Bethesda, Maryland 20817-1109

By UPS and Fax: (301) 380-8957

Re: Shareholder Proposal for 2002 Annual Meeting

Dear Sir or Madame:

On behalf of the Hotel Employees and Restaurant Employees International Union ("HERE"), and Hotel Employees Restaurant Employees Local 2 ("Local 2"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Host Marriott Corporation ("Host Marriott") plans to circulate to shareholders in anticipation of the 2002 annual meeting. The proposal is being submitted under SEC Rule 14a-8, and it proposes that our Board of Directors to take the measures necessary to change Host Marriott's jurisdiction of incorporation from Maryland to Delaware.

HERE (which is located at 1219 28th Street, Washington DC, 20007) and Local 2 (which is located at 209 Golden Gate Avenue, San Francisco, CA 94102), is the beneficial owner of 235 shares of Host Marriott common stock. HERE has thus owned shares worth at least $2,000 for over a year and plans to continue ownership through the date of the 2002 annual meeting, which a representative is prepared to attend.

If you require additional information, please call me at 202-661-3692.

Sincerely,

Chris Bohner
Senior Research Analyst

RESOLVED: that the shareholders of Host Marriott Corporation urge the Board of Directors to take the measures necessary to change our Company's jurisdiction of incorporation from Maryland to Delaware.

SUPPORTING STATEMENT

Over the last several years, legislative changes to Maryland corporate law, including the 1999 Unsolicited Takeovers Act (the "Act") and the 2000 amendments to Maryland General Corporation Law and the Maryland REIT Law, have increased anti-takeover devices available to real estate investment trusts (REITs) incorporated in Maryland, and eroded some important shareholder rights.

According to one legal analysis of the 1999 Act, the law "is an explicit break from the Delaware model, which has subjected boards attempting to use takeover defenses to heightened scrutiny and to increasing risks of personal liability. The Act expressly rejects this trend in Delaware law, offering seemingly unqualified protection for incumbent directors and management. It has generated criticism from institutional investors and shareholder activists, who view it as a management entrenchment tool." [Insights, September, 1999]

As a result of the recent legislation, there are several key ways Maryland corporate law differs from Delaware law regarding anti-takeover issues and shareholder rights (a more detailed analysis is available at www.reform-reits.org):

When considering the potential acquisition of the company, Maryland law now permits directors to consider the effect of the potential acquisition on non-shareholder constituencies. This provision allows a company to "accept a lower priced offer that the directors believe is more favorable to all of the company's constituencies." [Insights, September 1999]. Delaware law does not contain a "stakeholder" provision. In addition, the Act explicitly affirms that the "just say no" legal defense is available to directors in Maryland, rejecting the Delaware courts' heightened scrutiny of directors' decisions to reject unsolicited bids.

The Act specifically validates shareholder rights plans (or "poison pills"), including a director "slow hand" provision which limits new directors from redeeming or terminating a poison pill for up to 180 days after they become directors. Delaware courts have struck down "slow hand" provisions.

Unless a company expressly opts out, under the Act the board of directors of a REIT may -- without shareholder approval and even if contrary to a company's bylaws or charter -- classify the board of directors, require a two-thirds vote for the removal of directors, and give the board the sole power to fill board vacancies occurring for any reason. Under Delaware law, adopting such provisions deviating from the charter would require shareholder approval.

With the passage of the Act in 1999, Maryland also became the first state in the nation to permit corporate charters to include a provision authorizing the board of directors to amend the charter, without shareholder approval, to increase the authorized shares of stock of any or all classes. Delaware requires shareholder approval to increase authorized shares of stock.

In light of the recent legislative changes to corporate law in Maryland, we believe reincorporating in Delaware would offer a more appropriate balance between the interests of shareholders, management, and directors at our company.

EXHIBIT B

Copy of Proponent's Website Information

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Hotel Employees & Restaurant Employees International Union AFL-CIO, CLC

1219 28TH STREET N.W. WASHINGTON, D.C. 20007 202-393-HERE 202-393-4373 FAX 202-333-0468

JOHN W. WILHELM
General President
KEN C. PAULSEN
Director of Organization

TED T. HANSEN
General Secretary-Treasurer
RON RICHARDSON
General Vice President

January 25, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder proposal from Hotel Employees and Restaurant Employees International Union to Host Marriott Corporation

Ladies and Gentleman:

I write on behalf of the Hotel Employees and Restaurant Employees International Union ("HERE" or the "Proponent") in response to the letter from counsel from Host Marriott Corporation ("Host Marriott" or the "Company") dated January 11, 2002, in which Marriott requests that the staff of the Division of Corporate Finance (the "Staff") concur with the company's request to omit HERE's shareholder resolution from the Company's 2002 proxy materials. For the reasons set forth below, HERE respectfully asks the Division to deny the relief Host Marriott seeks.

Host Marriott has urged the Division to grant "no-action" relief pursuant SEC Rule 14a-8(i)(3). We address Host Marriott's objections below.

First, Host Marriott argues that the proposal is false and misleading because "it presents as fact the Proponent's opinion that the effect of the 1999 Unsolicited Takeovers Act passed by the Maryland legislature is the erosion of 'important shareholder rights.'" We would note that immediately following the sentence referred to by the Company, we cite a legal analysis that supports our claim that the Act has eroded some important shareholder rights. In addition, others commentators have made the same point. For example, a May 10, 1999 article in SNL Real Estate Securities noted that the Act "amends corporation rules to favor managements...Critics of the bill say REIT managements already have too much protection from activist shareholders and hostile takeover bids." Finally, if the Company disagrees with our characterization of the Act, Host Marriott can raise these issues in its statement in opposition in the proxy statement.

Regarding Host Marriott's claim that the Proposal is misleading because our Proposal references a website (www.reform-reits.org) that is not yet available, we would like to strike the reference to the website from the Proposal. As the Staff made clear in Staff Legal Bulletin 14, the Commission has a "a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal."

Finally, the Company argues that the Proposal is false and misleading because it misstates the law regarding the ability of the Company to opt out of the provisions of Subtitle 8 of Title 3 of the MGCL. Because this section of MGCL also provides that companies may expressly prohibit themselves from being able to opt-in to these provisions, we used the phrase "unless a company expressly opts out." However, to avoid any confusion, we propose striking the phrase "unless a company expressly opts out" and substituting it with "by resolution of the board or through its charter or bylaws."

We believe these minor changes address Host Marriott's concerns about the proposal.

Please do not hesitate to call me at 202-661-3692 if you require additional information or wish to discuss this letter.

Sincerely,



Chris Bohner
Senior Research Analyst



Hotel Employees & Restaurant Employees International Union

RESEARCH & EDUCATION DEPARTMENT

FACSIMILE TRANSMITTAL SHEET

TO: KIER GOMBS

FROM: CHRIS BOHNER

COMPANY: SEC

DATE: 1/25/02

FAX NUMBER: 942-9525

TOTAL NO. OF PAGES INCLUDING COVER: 3

PHONE NUMBER:

SENDER'S REFERENCE NUMBER:

RE: HOST MARRIOTT NO-ACTION REQUEST

YOUR REFERENCE NUMBER:

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 18, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Host Marriott Corporation
Incoming letter dated January 11, 2002

The proposal urges the board to change Host Marriott's jurisdiction from Maryland to Delaware.

We are unable to concur with your view that Host Marriott may exclude the proposal under 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- Recast the sentence that begins "Over the last several years . . ." and ends ". . . and eroded some important rights" as the proponent's opinion;

- Delete "**www.reform-reits.org**"; and

- Delete the statement that begins "unless a company expressly opts out . . ." and ends " . . . require shareholder approval."

Accordingly, unless the proponent provides Host Marriott with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Host Marriott omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Keir D. Gumbs
Special Counsel